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                                                                  Exhibit 99.103

News release via Canada NewsWire, Toronto 416-863-9350

                 Attention Business Editors:
                 TRANSITION THERAPEUTICS COMMENCES ENROLMENT OF
                 PHASE I/II HEPATITIS C CLINICAL TRIAL

TORONTO, JULY 27 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), announced today that patient enrolment has commenced for a Phase I/II clinical trial of its Interferon Enhancing Therapy, HCV-I.E.T. in hepatitis C patients. The goal of this trial is to evaluate the efficacy of HCV-I.E.T. in the 45% of hepatitis C patients that do not respond to standard interferon and ribavirin combination therapy and have no treatment options available.

"Transition's interferon enhancer EMZ702, a non-toxic agent that has strong anti-viral synergy with interferon, is an ideal candidate for combination with current standard hepatitis C treatments. Positive clinical data in this patient population would have a large impact in the management of the disease and can potentially offer an expedited route to product approval," said Dr. Tony Cruz, Chairman and CEO of Transition.

In the phase I/II clinical trial, twenty-eight hepatitis C patients who have not responded to pegylated interferon and ribavirin, will receive twice-weekly treatments of EMZ702 administered along with standard pegylated interferon and ribavirin. The primary efficacy endpoint will be the reduction of HCV RNA viral load, a clinical endpoint indicative of positive response to therapy. The principal investigator for the trial is Dr. Morris Sherman, a leading clinician in hepatitis C research at the University of Toronto.

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of pegylated interferon alpha and ribavirin. EMZ702 has an excellent safety profile and the combination of EMZ702 with interferon and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon and ribavirin alone. The strong anti-viral response observed in surrogate models has enabled the rapid advancement of HCV-I.E.T. into clinical development with hepatitis C patients.

ABOUT INTERFERON ENHANCING THERAPY

Interferon Enhancing Therapy is a key development initiative for Transition and has resulted in the discovery and development of two drug products: MS-I.E.T. for multiple sclerosis ("MS"), which is currently in phase II studies in MS patients, and HCV-I.E.T. for hepatitis C, which is currently in phase I/II studies with hepatitis C patients. Transition's interferon enhancers have demonstrated more potent anti-viral and anti-proliferative effects than interferon alone and may also have application in

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various forms of cancer and in hepatitis B. Worldwide sales of interferon products are estimated to be in excess of US$ 5 billion annually.

ABOUT HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of hepatitis cases.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis and an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. In addition, Transition has received clearance to initiate an exploratory Phase IIa clinical trial to evaluate efficacy, safety, and tolerability of E1-I.N.T.(TM) in type II diabetes patients. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:08e 27-JUL-05